ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER

UBS Cashfund Inc.		87118110B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 15, 2010 to December 15, 2011 /S/ Catherine Dalton

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall include the following as of the effective date indicated:

FUND NAME		EFFECTIVE DATE

o	Series S	May 2, 2011
o	Series G, each a series of	May 6, 2011
SMA Relationship Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.1-00 (1/02)